U.S. SECURITIES AND EXCHANGE COMMISSION
			  WASHINGTON, D.C.  20549

				FORM 12b-25

			NOTIFICATION OF LATE FILING


							     SEC FILE NUMBER
								33-80833


[X] Form 10-K and Form 10-KSB   [  ] Form 11-K  [  ] Form 10-Q and Form 10-QSB
			       [  ] Form N-SAR
		      For Period Ended:  JANUARY 2, 1999

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR
 For the Transition Period Ended:________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Jitney-Jungle Stores of America, Inc.

Address of Principal Executive Office (Street and Number):


1770 Ellis Avenue, Suite 200

City, State and Zip Code

Jackson, Mississippi  39204


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[ X ]   (a)     The reasons described in reasonable detail
in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)     The subject annual report, semi-annual
report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]   (c)     The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why the Form
10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-
QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has been in the process of
converting its accounting and financial reporting systems to a software system provided by PeopleSoft, in part, in anticipation of Year 2000 requirements. The Company experienced significant and unanticipated complications in completing the conversion to the PeopleSoft system. As a result, the Company was delayed in producing year-end financial statements which, in turn, has prevented its auditors from completing the review of the financial statements in a manner sufficient to include them in the Form 10-K by April 2, 1999 without unreasonable effort or expense. The omitted Items 6-9 all relate to completion of the financial statements.

Attached as an exhibit is a statement from our auditors.

Part IV - Other Information

	(1)     Name and telephone number of person to
contact in regard to this notification:

	R. Barry Cannada        (601) 346-2200
	 (Name)            (Area Code)(Telephone Number)


	(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

						   [X] Yes   [ ] No

	(3)     Is it anticipated that any significant change
in results of operations from the corresponding period for
the last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof?
						   [ ] Yes   [X] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




_______________________________________________________________


		  Jitney-Jungle Stores of America, Inc.
	       (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.






Date: April 2, 1999                By: /s/ R. Barry Cannada

				   Title:  Executive Vice President